Eric I Cohen

Senior Vice President, Secretary

and General Counsel
       Telephone:  (203) 222-5950

Facsimile:    (203) 227-1647

E-mail: ecohen@terex.com

December 18, 2007

Perry J. Hindin

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE

Washington, DC 20540-6010

Re:	Terex Corporation Definitive 14A Filed April 4, 2007, File No. 001-10702

(the “Definitive 14A”)

Dear Mr. Hindin:

I have received a copy of your letter dated December 5, 2007 conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. The following sets forth the text of each of the items addressed in your letter and the response of Terex Corporation (“Terex” or the “Company”) with respect to each of such items.

Definitive 14A Filed April 4, 2007

Executive Compensation Philosophy, page 18

Comment:

1.          We reissue our prior comment 1. We disagree with your conclusion noted in the last paragraph of your response. In future filings, please describe in greater detail the nature and scope of your compensation consultants’ assignments and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Response:

In its applicable future filings, the Company will describe in greater detail the nature and scope of its compensation consultants’ assignments and the material elements of the instructions or directions given to them with respect to the performance of their duties under the engagement.

Perry J. Hindin

Securities and Exchange Commission

December 18, 2007

Annual Bonus, page 21

Comment:

2.          We note your response to our prior comment 3. Please provide a more detailed discussion supporting your conclusion that disclosure of the 2006 and 2007 Business Development and Financial/Capital Structure targets for Mr. DeFeo would result in competitive harm. For example, describe in your response letter the specific plans and ideas that comprise these targets and why disclosure would make it more difficult for the company to achieve such targets and would provide an advantage to the company’s competitors. Please provide as detailed analysis as possible, discussing in particular, how disclosure of targets for past periods would cause competitive harm.

Response:

The Company is hereby amending its response to your prior comment 3 by revising the table set forth below to include a discussion of the 2006 and 2007 Business Development and Financial/Capital Structure targets for Mr. DeFeo. The Company will include comparable information in the future unless a determination is made that such disclosure would result in competitive harm to the Company. To the extent that the Company believes that disclosures of such targets and performance measures is not required because it would result in competitive harm, the Company will provide in its applicable future filings information regarding the difficulty in achieving the target goals and why such disclosures would provide an advantage to the Company’s competitors.

The following table provides a listing of the qualitative performance measures considered by the Committee in awarding the CEO’s 2006 bonus:

Performance Measure	Weighting (%)	Excerpt of Goals
Talent Development, Diversity and Succession Planning	30%	Hire/Promote senior executives as appropriate. Develop written Diversity Strategy. Development of high potential team members.
Financial Controls, Ethics and Information Technology	20%	Strengthen financial controls. Implement online ethics training and new information technology system. Enhance financial and tax staff.
Corporate Operational Initiatives	15%	Implement supply chain purchasing savings initiatives. Train/develop people to enhance the Company’s operating capabilities.
Marketing and Branding	10%	Build marketing capabilities, including enhancing marketing staff, receiving better market share data and developing brand research.
Development of New Markets	10%	Focus on developing and expanding further into China markets. Complete sales process for certain businesses of the Company.
Making Terex a Better Place to Work	5%	Continue to improve team member communication and satisfaction.

Perry J. Hindin

Securities and Exchange Commission

December 18, 2007

Terex Business System	5%	Enhanced training and development for senior and operations leaders. Continue development/implementation of measurement system.
Capital Structure and Transformation	5%	Redeem high-cost, high yield debt and explore uses of the Company’s cash.

The following table provides a detailed listing of the qualitative performance measures that will be considered by the Committee in awarding the CEO’s 2007 bonus:

Performance Measure	Weighting (%)	Excerpt of Goals
Talent Development, Diversity and Succession Planning	15%	Develop and diversify talent base. Implement new programs to recruit and retain talent.
Financial Controls, Ethics and Information Technology	15%	Strengthen financial controls and continue to enhance finance and tax staff. Develop future tax strategy plans.
Corporate Operational Initiatives	20%	Enhance supply chain purchasing savings initiatives. Continue to train/develop people to enhance the Company’s operating capabilities.
Corporate Marketing Initiatives	20%	Continue to build marketing capabilities, including analyzing and acting upon market share and research data.
Making Terex a Better Place to Work	10%	Continue to improve team member communication and satisfaction. Increase focus on team member health and safety.
Business Development	10%	Continue to pursue mergers and acquisitions that are attractive to the Company including Asian businesses as well as bolt-on transactions.
Financial Structure	10%	Support business development goals and continue to use the Company’s balance sheet, including to implement the Company’s stock repurchase program.

Comment:

3.          Please confirm that you will disclose in future filings the information in your response regarding the difficulty in achieving the target goals. In addition, in future filings, please provide greater detail regarding how difficult it would be for the named executive officers to achieve the undisclosed targets and qualitative performance measures. For example, consider discussing correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response:

To the extent that the Company believes that disclosures of targets and performance measures is

Perry J. Hindin

Securities and Exchange Commission

December 18, 2007

not required because it would result in competitive harm such that it may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, the Company will provide in its applicable future filings information regarding the difficulty in achieving the target goals. In addition, in its applicable future filings, the Company will provide greater detail regarding how difficult it will be for the named executive officers to achieve the qualitative performance measures.

Comment:

4.          We note your response to our prior comment 5. It does not appear you have provided the information requested in the last sentence of the comment. The table at the end of your response indicates that each named executive officer received a bonus greater than his target bonus. In light of this, please disclose in future filings the percentile of the benchmarked companies each named executive officer’s actual paid bonus represents. To the extent actual compensation was outside a targeted percentile range, please disclose why. For example, if a target bonus of $500,000 for a particular named executive officer represents the 50th percentile of benchmarked companies for officers holding similar positions and such officer actually received a bonus of $900,000, disclose the percentile of benchmarked companies, using the same data set used in determining how targets compared to benchmarks, such actual bonus represents.

Response:

In its applicable future filings, the Company will disclose the approximate percentile or quartile of the benchmarked companies that each named executive officer’s actual paid bonus represents.

Summary Compensation Table, page 28

Comment:

5.          We note your response to prior comment 7. Please confirm you will disclose in future filings the information provided in your response.

Response:

In its applicable future filings, the Company will disclose the information provided in our response to your prior comment 7.

If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen

cc:	Ronald M. DeFeo